Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934 (Amendment No.
)*

GULF SOUTH MEDICAL SUPPLY INC
(Name of Issue)

COMMON
(Title of Class of Securities)

40252G105
 (Cusip number)

Check the following box if a fee is being paid with this
statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act
(however, see the
Notes).

(Continued on the following page(s)


                       Page  1  of   4

Cusip Number:   40252G105                     13G
Page 2 of 4


1.   Investment Advisers, Inc.
2.   Check the appropriate box if a member of a group: (a) [
]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power:  329,200
6.   Shared voting power:  49,400
7.   Sole Dispositive power: 329,200
8.   Shared dispositive power: 49,400
9.   Aggregate amount beneficially owned by
each
reporting
person:  378,600
10.  Percent of class represented by amount
in Row 9:  2.33% 11.         Type of Person
Reporting*:  IA
Item 1.   (a)  Name of Issuer:  GULF SOUTH
MEDICAL SUPPLY
      (b)  Address of Issuer's Principal
               Executive Offices: 426
               CHRISTINE DRIVE RIDGELAND,
               MS 39157
Item 2.   (a)  Investment Advisors, Inc.
      (b)  3700 First Bank Place, Box 357,
                 Minneapolis, MN
55440
     (c)  Delaware
     (d)  Title of Class of Securities:
   Common (e)  Cusip Number:  40252G105


Item 3    (e)  Investment Advisor
registered
under
Section
203 of the
      Investment Advisors Act of 1940.

Item 4.   (a)  Amount beneficially owned:
378,600
     (b)  Percent of Class: 2.33%
   (c)  Number of shares as to which such
                      person has:
     (I)  Sole power to vote: 329,200
    (ii) Shared power to vote: 49,400
     (iii)     Sole power to dispose or
direct
disposition
of: 329,200

     (iv) Shared power to dispose or
                   direct disposition
of: 49,400

Item 5.        If this statement is being
filed
to
report
the fact that as of
          the date hereof the reporting
person has ceased to be the
          beneficial owner of more than
five percent of the class of
securities, check the following:  [   X
]

Item 6.        The shares referred to in
this
filing are
held by various
 custodian banks for various clients of
Investment Advisors, Inc.
          None of the individual clients
or custodian banks holds more
          than 5% or more of the

shares. Item 7.          Not

applicable.

Item 8.        Not applicable.

Item 9.        Not applicable.

Item 10.       Certification

By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business
and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.

Date:  9/6/96


/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance